                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                               MAII HOLDINGS, INC.
                         (F/K/A MEDICAL ALLIANCE, INC.)
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                   58449S 10 5
                                 (CUSIP NUMBER)

                               PATRICK A. RIVELLI
                           12221 MERIT DR., SUITE 935
                               DALLAS, TEXAS 75251
                                 (972) 239-5650
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 2, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58449S 10 5                       SCHEDULE 13D/A

-------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            PATRICK A. RIVELLI

-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [X]
                                                                                                           (b)  [ ]
-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                         PF

-------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                  UNITED STATES


-------------------------------------------------------------------------------------------------------------------
      Number of                    (7)      Sole Voting Power                                                 5,500
      Shares                       --------------------------------------------------------------------------------
      Beneficially
      Owned by                     (8)      Shared Voting Power                                             513,096
      Each                         --------------------------------------------------------------------------------
      Reporting
      Person With:                 (9)      Sole Dispositive Power                                            5,500
                                   --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                        513,096
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                          518,596

-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                       7.1%

-------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                IN

-------------------------------------------------------------------------------------------------------------------

CUSIP NO. 58449S 10 5                             SCHEDULE 13D/A

--------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            ROBERT BENNETT

--------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [X]
                                                                                                           (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                         PF

-------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]

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(6)   Citizenship or Place of Organization                  UNITED STATES

-------------------------------------------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                                               246,322
      Shares                       --------------------------------------------------------------------------------
      Beneficially
      Owned by                     (8)      Shared Voting Power                                                   0
      Each                         --------------------------------------------------------------------------------
      Reporting
      Person With:                 (9)      Sole Dispositive Power                                          246,322
                                   --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                          246,322

-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                       3.5%

-------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                IN

-------------------------------------------------------------------------------------------------------------------

CUSIP NO. 58449S 10 5                             SCHEDULE 13D/A

-------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            MAPLELEAF CAPITAL, LTD.

-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [X]
                                                                                                           (b)  [ ]
-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                         OO

-------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                  TEXAS

-------------------------------------------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                                                13,500
      Shares                       --------------------------------------------------------------------------------
      Beneficially
      Owned by                     (8)      Shared Voting Power                                                   0
      Each                         --------------------------------------------------------------------------------
      Reporting
      Person With:                 (9)      Sole Dispositive Power                                           13,500
                                   --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                           13,500

-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                       0.2%

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(14)  Type of Reporting Person (See Instructions)                                                                PN

-------------------------------------------------------------------------------------------------------------------

CUSIP NO. 58449S 10 5                             SCHEDULE 13D/A

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            SATANA CORPORATION

-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [X]
                                                                                                           (b)  [ ]

-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                         OO

-------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                  TEXAS

-------------------------------------------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                                                10,072
      Shares                       --------------------------------------------------------------------------------
      Beneficially
      Owned by                     (8)      Shared Voting Power                                                   0
      Each                         --------------------------------------------------------------------------------
      Reporting
      Person With:                 (9)      Sole Dispositive Power                                           10,072
                                   --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                           10,072

-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                       0.1%

-------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                CO

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

CUSIP NO. 58449S 10 5                             SCHEDULE 13D/A

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            SUNWESTERN INVESTMENT FUND III LIMITED PARTNERSHIP

-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [X]
                                                                                                           (b)  [ ]

-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                         OO

-------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                        [ ]

-------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                  TEXAS

-------------------------------------------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                                               239,806
      Shares                       --------------------------------------------------------------------------------
      Beneficially
      Owned by                     (8)      Shared Voting Power                                                   0
      Each                         --------------------------------------------------------------------------------
      Reporting
      Person With:                 (9)      Sole Dispositive Power                                          239,806
                                   --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                          239,806

-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                       3.4%

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(14)  Type of Reporting Person (See Instructions)                                                                PN

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

CUSIP NO. 58449S 10 5                             SCHEDULE 13D/A

-------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

            SUNWESTERN CAYMAN (1988) PARTNERS

-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [X]
                                                                                                           (b)  [ ]
-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                         OO

-------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                  TEXAS

-------------------------------------------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                                               259,790
                                   --------------------------------------------------------------------------------
      Shares
      Beneficially                 (8)      Shared Voting Power                                                   0
                                   --------------------------------------------------------------------------------
      Owned by
      Each                         (9)      Sole Dispositive Power                                          259,790
                                   --------------------------------------------------------------------------------
      Reporting
      Person With:                 (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                          259,790

-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                       3.6%

-------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                PN

-------------------------------------------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

      No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

      No modification.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

      Effective as of the date of this Amendment No. 3, Item 4 is deleted in its entirety and replaced with the following:

      From time to time, each of the Reporting Persons has acquired beneficial ownership of the Common Stock as reported herein in the ordinary course of business for investment purposes and has held such Common Stock in such capacity.

      On November 2, 2001, certain of the reporting persons sold to the Company, for $2 cash per share plus warrants to acquire Common Stock (collectively, such 745,918 warrants are referred to as the "Warrants"), shares of Common Stock then-owned by them (collectively, the "Redemptions") as follows:

                                Shares Sold         Warrants Received
                                -----------         -----------------

Sunwestern Investment               479,612               239,806

Sunwestern Cayman                   519,581               259,790

Mr. Bennett                         472,500               236,250

Satana                               20,145                10,072
                                 ----------             ---------

                                  1,491,838               745,918
                                 ==========             =========

      In connection with and as a result of the Redemptions, Mr. Bennett and Satana are no longer members of a group with Mr. Rivelli, Mapleleaf, Sunwestern Investment and Sunwestern Cayman.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 has been amended as follows:

      (a) - (b) Mr. Rivelli has sole voting and dispositive power with respect to all 5,500 shares of Common Stock he beneficially owns, which represents less than 0.1% of the 6,803,229 shares of Common Stock outstanding as of August 11, 2001 as set forth in the Company's most recent 10-Q. As general partner of Sunwestern Investment and Mapleleaf, and an agent of Sunwestern Cayman, Mr. Rivelli has shared power to vote or direct a vote and shared power to dispose or to direct the disposition of the 513,096 shares of Common Stock beneficially owned by those entities by virtue of having the right to acquire such shares upon exercise of their Warrants and stock options, which represents approximately 7.0% of the Common Stock. The other individual who has shared power to vote or dispose of such 513,096 shares of Common Stock, James Silcock, who resigned as a director of the Company in connection with the Redemptions, is not a Reporting Person and is not a member of the group filing this statement. Mr. Silcock is mentioned for description purposes only with respect to such 513,096 shares of Common Stock. Mr. Silcock is a general partner of Sunwestern Investment and Mapleleaf and is an agent of Sunwestern Cayman. Mr. Silcock's business address is Sunwestern Investment Group, Three Forest Plaza, Suite 935, 12221 Merit Drive, Dallas, Texas, 75251. During the last five years, Mr. Silcock has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      Mr. Bennett has sole voting and dispositive power with respect to all 236,250 shares of Common Stock beneficially owned by him by virtue of having the right to acquire such shares upon exercise of his Warrants, which represents approximately 3.4% of the Common Stock. As the chief executive officer of Satana, Mr. Bennett also has the power to vote or direct a vote and the power to dispose or to direct the disposition of the 10,072 shares of Common Stock beneficially owned by Satana by virtue of having the right to acquire such shares upon exercise of its Warrants, which represents approximately 0.1% of the Common Stock.

      Satana has sole voting and dispositive power with respect to all 10,072 shares of Common Stock it beneficially owns by virtue of having the right to acquire such shares upon exercise of its Warrants, which represents approximately 0.1% of the Common Stock.

      Mapleleaf has sole voting and dispositive power with respect to all 13,500 shares of Common Stock it beneficially owns by virtue of having the right to acquire such shares upon exercise of vested options, which represents approximately 0.2% of the Common Stock.

      Sunwestern Investment has sole voting and dispositive power with respect to all 239,806 shares of Common Stock it beneficially owns by virtue of having the right to acquire such shares upon exercise of its Warrants, which represents approximately 3.4% of the Common Stock.

      Sunwestern Cayman has sole voting and dispositive power with respect to all 259,790 shares of Common Stock it beneficially owns by virtue of having the right to acquire such shares upon exercise of its Warrants, which represents approximately 3.6% of the Common Stock.

      (c) As indicated above in Item 4, on November 2, 2001, certain of the reporting persons sold to the Company, for $2 cash per share plus the Warrants, the shares of Common Stock.

      (e) Each of Mr. Bennett and Satana ceased to be the owner of more than five percent (5%) of the shares of Common Stock on November 2, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      No Modification.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      99.1  Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2001    /s/ Patrick A. Rivelli
                          -----------------------------------------------------
                          Patrick A. Rivelli


Date: November 7, 2001    SUNWESTERN INVESTMENT FUND III
                          LIMITED PARTNERSHIP
                          By: Sunwestern Associates III Limited Partnership,
                                its General Partner

                            By:       /s/ Patrick A. Rivelli
                                      -----------------------------------------
                                      Patrick A. Rivelli, General Partner


Date: November 7, 2001    SUNWESTERN CAYMAN (1988) PARTNERS
                          By: Sunwestern Managers, Inc., Attorney-in-Fact

                            By:       /s/ Patrick A. Rivelli
                                      -----------------------------------------
                                      Patrick A. Rivelli, President


Date: November 7, 2001    MAPLELEAF CAPITAL, LTD.

                            By:       /s/ Patrick A. Rivelli
                                      -----------------------------------------
                                      Patrick A. Rivelli, General Partner


Date: November 7, 2001    /s/ Robert M. Bennett
                          -----------------------------------------------------
                          Robert M. Bennett


Date: November 7, 2001    SATANA CORPORATION

                            By:       /s/ Robert M. Bennett
                                      -----------------------------------------
                                      Robert M. Bennett, President

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------

 99.1                    Agreement made pursuant to Rule 13D-1(k)